B2Digital, Incorporated

4522 West Village Drive

Tampa, FL 33624

(813) 961-3051

October 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Cara Wirth, Staff Attorney

Re:	B2Digital, Incorporated
Request for Withdrawal of Post-Qualification Amendment to Disclosure Statement on Form 1-A
Filed October 20, 2020
File No. 024-10888

Dear Ms. Wirth:

Pursuant to Securities and Exchange Commission (“SEC”) Rule 259, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), B2Digital, Incorporated, a Delaware corporation (the “Company”), hereby respectfully requests that the SEC consent to the withdrawal of the Company’s Post-Qualification Amendment to the Offering Statement on Form 1-A (File No. 024-10888), initially filed with the Commission on October 20, 2020. This application is being made due to the offering having terminated.

The Company confirms that the amendment has not been deemed qualified by the SEC and no securities have been or will be issued or sold pursuant to the Offering Statement since termination of the offering. Furthermore, the Company principals have no reason to believe that the Offering Statement is the subject of any proceeding under SEC Rule 258.

Thank you for your assistance regarding this request. If you have any questions or require any further information, please feel free to contact Brian Higley, Esq. at (801) 634-1984 of Business Legal Advisors, LLC.

Sincerely,

B2Digital, Incorporated

By:      /s/ Greg P. Bell

Name: Greg P. Bell

Title:   Chief Executive Officer